SOUTHERN IOWA BIOENERGY LLC
115 South Linden Street
Lamoni, Iowa 50140
Telephone (641) 784-3510
Facsimile (641) 784-4945
June 7, 2006
VIA FACSIMILE
Mr. H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Southern Iowa BioEnergy LLC Registration Statement on Form SB-2 File No. 333-131775
Dear Mr. Owings:
Please accept this letter as a request by Southern Iowa BioEnergy LLC (the “Company”) to accelerate the effective date of the registration statement currently pending before the SEC to Friday, June 9, 2006 at 11:00 a.m. EST or as soon as reasonably practicable thereafter. We believe that none of the circumstances described in Rule 461(b) exist and that acceleration of the effective date is proper and beneficial.
We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you have any questions.

Sincerely, SOUTHERN IOWA BIOENERGY, LLC
By:	/s/ William T. Higdon
William T. Higdon, Chairman